Historical Liquidation Report

COMM, SERIES 2003-LNB1
Historical Loan Liquidation Report
(Reo-sold, Discounted Payoff or Note Sale)
As of
7/3/2003

Prospectus Loan ID	Property Name	Property Type	City	State	% Received From Liquidation	Latest Appraisal or Brokers Opinion	Effect Date of Liquidation	Sales Price	Net Proceeds Received on Liquidation	Ending Scheduled Balance	Total P&I Reimbursed at Liquidation	Total T&I and Other Expenses Reimbursed at Liquidation	Cumulative Unpaid Advance Interest	Servicing Fees Expense	Net Proceeds	Realized Loss	Date Loss Passed thru	Minor Adj to Trust	Date of Minor Adj Passed Thru	Total Loss with Adjustment	Loss % of Scheduled Balance

Total all Loans:						$0.00		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00		$0.00		$0.00

Current Month Only:						$0.00		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00		$0.00		$0.00

Questions or comments contact Investor Relations at GMACCM at (800) 734-0797.

Last Updated on 7/17/2003
By SSanty